WINECOM INC.
                               2 Duchifat Street,
                     Kibbutz Dovrat, D.N Emek Yezreel 19325
                                     Israel


December 1, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street North East
Mail Stop 20549-0407
Washington, DC 20549

Dear Sirs:

     Re: Winecom Inc. (the "Company")

     In connection with the Company's Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:30 p.m. (EST) Friday, December 3, 2010 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

     We acknowledge that

     * should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

     * the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

     * the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

     We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

                                  Yours truly,

                                  WINECOM INC.


                                  /s/ Mordechay David
                                  ------------------------------
                                  Per: Mordechay David
                                       President